SEC File Number 000-22405 CUSIP Number 456696103
UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one): ☒ Form 10-K   ☐ Form 20-F   ☐ Form 11-K   ☐ Form 10-Q   ☐ Form 10-D   ☐ Form N-CEN   ☐ Form N-CSR

For Period Ended: December 31, 2021

☐  Transition Report on Form 10-K

☐  Transition Report on Form 20-F

☐  Transition Report on Form 11-K

☐  Transition Report on Form 10-Q

For the Transition Period Ended: ______________________________________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

WaveDancer, Inc.
Full Name of Registrant

Former Name if Applicable

12015 Lee Jackson Memorial Highway, Suite 210
Address of Principal Executive Office (Street and Number)

Fairfax, Virginia 22033
City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

WaveDancer, Inc. (the “Company”) was unable, without unreasonable effort or expense, to file its Annual Report on Form 10-K for the period ended December 31, 2021 (the “Annual Report”) by the March 31, 2022 filing date applicable to non-accelerated filers due to additional time needed for the Board of Directors (acting as the Audit Committee) of the Company to complete its review of the Annual Report with the Company’s independent registered accounting firm (its “Auditor”).

For many years prior to fiscal year 2021, the Company did not engage in any non-routine transactions such as acquisitions or private offerings of common stock. This, in turn, simplified its internal audit process for such years and the effort required by its Auditor to conduct its audits. In 2021, significant transaction activity occurred that complicated the current audit. In particular, the Company acquired Tellenger, Inc. (“Tellenger”) in April 2021 and Gray Matters, Inc. (“Gray Matters”) in December 2021. In addition, the Company undertook three private placements.

The Gray Matters acquisition delayed the Company’s ability to commence its own audit. Prior to beginning its preparation for the independent audit of its own financial statements, the Company needed to devote significant resources to finalize the audit of the pre-acquisition Gray Matters financial statements, which were required under applicable SEC regulations, and had to complete the preliminary purchase price allocation in connection with that acquisition. Those activities were completed on February 22, 2022.

The Company has been able to been able to finalize its financial statements for 2021 but its increased transaction activities throughout 2021 have resulted in the need to provide its Auditor with additional information in response to its many inquiries and did not allow sufficient time for the Auditor to complete its work and issue its report on our consolidated financial statements by March 31, 2022.

The Company intends to file the Annual Report as soon as practicable within the extension period of 15 calendar days provided under Rule 12b-25 of the Securities Exchange Act of 1934, as amended.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Timothy Hannon	703	383-3000
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

☒ Yes ☐ No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Due to the changes described above, the Company’s earnings statements to be included in its Annual Report will reflect a significant change from last year’s results. Following is an overview of our unaudited financial results. The Company’s revenue increased by 8.1%, or $1.1 million, from $13.9 million in 2020 to $15.0 million in 2021. This net increase includes a significant shift of the mix of the Company’s primary types of revenue with professional fees revenue increasing by 91%, or $5.1 million, while sales of third-party software declined by 47%, or $3.9 million. Almost half of the increase in professional fees revenue, or $2.4 million, came from the Tellenger business we acquired in early April 2021. The decline in third-party software sales reflects a shift in emphasis toward higher margin professional services business and away from sales of third-party software which typically generate single digit gross profit rates.

The Company’s gross profit increased by $1.4 million, or 63.6%, from $2.2 million in 2020 to $3.6 million in 2021, with gross profit percentage increasing from 15.9% to 24.1%. This increase in gross profit percentage corresponds to the significant shift in revenue mix highlighted above. For 2021, professional fees revenue comprised 70.5% of the Company’s revenue versus 39.8% in 2020.

Selling, general and administrative expenses (“SG&A”) increased significantly in 2021 to $5.5 million versus $1.8 million in 2020. This increase is primarily attributable to the Company’s adoption of its new business strategy starting in September 2021. 77% of the increase is attributable to stock-based compensation, salaries and benefits, and legal and professional fees.

For 2021, the Company had a net loss of $1.1 million as compared to net income of $0.4 million in 2020. The loss is driven mainly by the SG&A increase, which is primarily related to the Company’s new strategy as well as expenses related to its acquisitions activities, which together account for $4.4 million of additional costs, more than offsetting the $1.4 million increase in gross profit and a $1.1 million income tax benefit for the year.

WaveDancer, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	April 1, 2022	By	/s/ Timothy G. Hannon
Timothy Hannon
Chief Financial Officer
(Principal Financial and Accounting Officer)